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                                                                            EXHIBIT 12

                    OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                        FOR THE FIVE YEARS ENDED DECEMBER 31, 1995
                           (Amounts in millions, except ratios)

                                          1995      1994      1993      1992      1991
-------------------------------------   ------    ------    ------    ------    ------
Income(loss) from continuing
  operations(a)                         $  478    $  (46)   $   80    $  131    $  374
                                        ------    ------    ------    ------    ------
  Add:
    Provision(benefit) for taxes on
      income (other than foreign oil
      and gas taxes)                       244        50       204       114       343
    Interest and debt expense(b)           592       594       601       666       880
    Portion of lease rentals
      representative of the interest
      factor                                48        55        53        56        57
    Preferred dividends to minority
      stockholders of subsidiaries(c)       --        --        --         7        11
                                        ------    ------    ------    ------    ------
                                           884       699       858       843     1,291
                                        ------    ------    ------    ------    ------
Earnings(loss) before fixed charges     $1,362    $  653    $  938    $  974    $1,665
                                        ======    ======    ======    ======    ======
Fixed charges
    Interest and debt expense
      including capitalized
      interest(b)                       $  602    $  599    $  612    $  685    $  912
    Portion of lease rentals
      representative of the interest
      factor                                48        55        53        56        57
    Preferred dividends to minority
      stockholders of subsidiaries(c)       --        --        --         7        11
                                        ------    ------    ------    ------    ------
    Total fixed charges                 $  650    $  654    $  665    $  748    $  980
                                        ======    ======    ======    ======    ======
Ratio of earnings to fixed charges        2.10       n/a(d)   1.41      1.30      1.70
------------------------------------    ======    ======    ======    ======    ======

(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.

(b)  Includes  proportionate   share   of   interest   and   debt   expense   of
     50-percent-owned equity investments.

(c)  Adjusted to a pretax basis.

(d) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $1 million.
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